

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4561

March 1, 2017

Pierre Nanterme
Chief Executive Officer and Director
Accenture plc and Accenture Holdings Plc
1 Grand Canal Square,
Grand Canal Harbour,
Dublin 2, Ireland

   Re: **Accenture plc and Accenture Holdings plc**
      Forms 10-K for the Fiscal Year Ended August 31, 2016
      File No. 001-34448 and 000-55501

Dear Mr. Nanterme:

  We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        /s/ Craig D. Wilson

        Craig D.Wilson
        Sr. Asst. Chief Accountant
        Office of Information Technologies
        and Services